Filed Under Rule 433

File No. 333-144967-01

Pricing Term Sheet

Bottling Holdings Investments Luxembourg Commandite S.C.A.

€300,000,000 4.75% Notes due 2010

Issuer:	Bottling Holdings Investments Luxembourg Commandite S.C.A.
Guarantor:	Fully and unconditionally guaranteed by Coca-Cola Enterprises Inc.
Size:	€300,000,000
Ratings:	A3(stable) / A(stable) / A(stable)
Maturity:	November 8, 2010
Coupon:	4.750%
Price to Public:	99.964% of face amount
Yield to maturity:	4.763%
Spread to reference Government security:	+74.60 basis points
Reference Government security:	OBL 2.500% 10/10 (OBL #147)
Reference Government security yield/price:	4.017% / 95.880%
Mid-swap rate yield:	4.433%
Spread to mid-swap rate:	+33 basis points
Trade Date:	October 30, 2007
Day Count:	ACT/ACT, ICMA following unadjusted
Governing law:	New York
Interest Payment Dates:	November 8, commencing November 8, 2008
Holidays:	New York and TARGET
Settlement Date:	November 8, 2007 (T+7)
Denominations:	€50,000 x €50,000
Listing:	Application will be made to list the notes on The New York Stock Exchange, Inc.
Common Code:	032957943
ISIN:	XS0329579436
CUSIP:	10138QAA4
Joint Lead Managers:	BNP Paribas Deutsche Bank AG, London Branch HSBC Bank plc
Co-Manager:	ABN AMRO

Additional disclosure:
Use of proceeds:	We estimate that the net proceeds from this offering will be approximately €299 million, after deducting the underwriters’ discounts and certain offering expenses. We expect to lend the proceeds of this offering to CCE or a subsidiary of CCE to pay outstanding indebtedness and for general corporate purposes.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-800-503-4611.

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